Filed by Qorvo, Inc.

(Commission File No.: 001-36801)

Pursuant to Rule 425 of the Securities Act of 1933

Deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934

Subject Company:Qorvo, Inc.

(Commission File No.: 001-36801)

October 28, 2025

Two Proven Teams | One Stronger Future U.S. - Based Leader in High - Performance RF, Analog and Mixed - Signal Solutions

Two Proven Teams | One Stronger Future Today’s Presenters Two Proven Teams | One Stronger Future Bob Bruggeworth Chief Executive Officer and President, Qorvo Phil Brace Chief Executive Officer and President, Skyworks 2

> $22B Combined Ent. Value 1 $7.7B Revenue $2.6B Broad Markets Revenue 2 $2.1B (excl. Synergies) Adj. EBITDA 5 $1.5B R&D 3 $500M or more Annual Cost Synergies 4 Note: Figures reflect LTM as of June 30, 2025. 1. Represents combined enterprise value as of the market close October 27, 2025. 2. Combined Broad Markets revenue figure includes Qorvo HPA and CSG. 3. R&D figures are GAAP. 4. $500 million or more of annual cost synergies within 24 - 36 months post - close when the companies are fully integrated. 5. EBITDA figures are non - GAAP and exclude synergies. United in Purpose Built for What’s Next Two Proven Teams | One Stronger Future 3 Immediately & meaningfully accretive to non - GAAP EPS

Two Proven Teams | One Stronger Future 4 Note: 1. Figures reflect LTM as of June 30, 2025. EBITDA figures are non - GAAP and exclude synergies. 2. Combined Mobile revenue figure includes Qorvo ACG. 3. Combined Broad Markets revenue figure includes Qorvo HPA and CSG. Enhances scale with revenue of $7.7 billion 1 and Adjusted EBITDA of $2.1 billion 1 Combines complementary product and technology portfolios and world - class engineering capabilities, creating R&D scale to deliver innovative RF solutions Creates $5.1 billion 2 mobile business positioned to address rising RF complexity Establishes $2.6 billion 3 diversified Broad Markets platform with a growing and profitable TAM across defense & aerospace, edge IoT, AI data center and automotive markets Advances U.S. manufacturing position and improves factory utilization across manufacturing footprint Immediately and meaningfully accretive to non - GAAP EPS post - close, with $500 million or more of annual cost synergies within 24 - 36 months post - close when the companies are fully integrated Two Proven Teams | One Stronger Future

Two Proven Teams | One Stronger Future Enhanced Scale to Invest and Deliver for Customers Stronger Customer Partner Enhanced Scale Expanding TAM | | $4.0B Revenue $3.7B Revenue $7.7B Pro Forma Adj EBITDA 1 : $2.1B Note: Figures reflect LTM as of June 30, 2025. 1 EBITDA figures are non - GAAP and exclude synergies. 5

Stronger Innovation Pipeline to Better Serve Our Customers

- Combined IP Across RF & A/MS
- More Advanced and Integrated Solutions
- Resilient and Reliable Supply Chain
- Broader Engineering Breadth & Depth
- >12,000 Patents in Combined Portfolio

✔ Enhanced R&D scale and shared culture of engineering excellence


~$1.5B
R&D Investment
~8,000
Engineers & Technical Experts
Skyworks
Qorvo

SKYWORKS Qorvo
Two Proven Teams | One Stronger Future

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Note: Figures reflect LTM as of June 30, 2025. Patents granted and pending worldwide. R&D figures are GAAP.

Two Proven Teams | One Stronger Future $5.1 Billion Mobile Business Positioned to Address Rising RF Complexity 7 Comb ined x Low - Band PAD x  Mid - High Band PAD x  Tx DSM x  Diversity Receive x  UHB PAD x  Wi - Fi, GPS x  Antenna Tuning x  ET & APT PMIC Broader, complementary and best - in - class RF portfolio Diversifies mobile technology set to strengthen customer relationships Less variance from cycle to cycle with greater revenue stability Creating R&D scale to invest in next - gen technology Note: Reflects both iOS and Android. Combined Mobile revenue figure includes Qorvo ACG.

Two Proven Teams | One Stronger Future $2.6 Billion Diversified Broad Markets Platform Defense & Aerospace AI Data Center Edge IoT Automotive & Industrial Thousands of customers Decades of innovation & technology leadership Attractive growth and gross margin profiles • • • • Longer product life cycles Space & SATCOM/Satellite Military Comms, Electronic Warfare, Radar Drones AI Data Center Networking Communications Connected Things Medical & Healthcare Consumer Connected Car Factory Automation Power & Energy 8 Note: Not a complete list of combined company’s markets. Combined Broad Markets revenue figure includes Qorvo HPA and CSG.

Significantly Expands TAM and Broadens Technology Capabilities









	Defense & Aerospace	Edge IoT	AI Data Center	Automotive & Industrial
SKYWORKS	RF Low Power Clocks & Timing	Wi-Fi Wireless Audio Solutions RF FEM / NB-IoT	Clocks & Timing Power Isolation High-Speed Isolators	RF Cellular 5G/6G Power Isolation Digital Radio Wi-Fi
+ qorvo	Tier 1 Defense Relationships / GaAs, GaN Foundries High-Power GaN Switches Beamformers High-Frequency Power Amplifiers (K, Ka, Q Bands)	Wi-Fi UWB / BLE Thread / Matter™	SSDs Power Management DOCSIS 4.0 Small Signal 5G	C-V2X UWB Wi-Fi Power PMICs

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Note: Not a complete list of combined company's markets.

SKYWORKS qorvo
Two Proven Teams | One Stronger Future

Two Proven Teams | One Stronger Future Advances U.S. Manufacturing Presence and Improves Utilization Advancing U.S. - based production capacity with best - in - class capabilities to better serve our customers Enhances capital efficiency and improves profitability profile Deep Technology expertise in RF and mixed - signal manufacturing Differentiated capabilities in wafer - level packaging, 3D heterogenous integration, test and assembly Highly complementary capabilities poised to accelerate innovation leveraging combined scale and technological expertise Long history of leadership in specialty semiconductor manufacturing processes, including GaAs, GaN, BAW, TC - SAW / MPS 10

Highly Profitable Financial Profile 11 (pro forma, pre - synergies) L o n g - t e rm Model Note: Figures reflect LTM as of June 30, 2025, and are non - GAAP. 1 24 - 36 months post - close when the companies are fully integrated. Two Proven Teams | One Stronger Future Durable and growing revenue platform $500 million or more of annual cost synergies 1 Expected to be immediately and meaningfully accretive to non - GAAP EPS Investment grade rating Mi d - t o - High Single Digit $7.7B $3.7B $4.0B Revenue 50 - 55% $3.5B 46% $1.7B 46% $1.9B 47% fgrade Gross Profit % Margin 30 - 35% $1.7B 22% $0.7B 18% $1.0B 25% Operating Profit % Margin 35 - 40% $2.1B 28% $0.8B 23% $1.3B 33% Adj. EBITDA % Margin

Transaction Summary

Transaction Consideration	• Per share consideration to Qorvo shareholders comprising: — $32.50 in cash; and — 0.960 of a share of a Skyworks common share • Pro forma ownership upon closing: approximately 63% Skyworks and 37% Qorvo[1]
Financial Impact	• Combined revenue of $7.7 billion[2] • Immediately and meaningfully accretive to non-GAAP EPS • $500 million or more of annual cost synergies within 24-36 months post-close when the companies are fully integrated
Financing and Pro Forma Capital Structure	• ~$1.2 billion of new debt with committed financing and the remainder from the companies' combined balance sheet cash • Expected net leverage of ~1.0x at close[3] • Favorable capital structure to allow for continued investments in the business to drive shareholder value • Commitment to maintain investment grade rating and low leverage profile for flexibility
Management and Governance	• Phil Brace will serve as CEO of the combined company; Bob Bruggeworth will join the Board of the combined company • Combined 11-person Board; eight from Skyworks and three from Qorvo
Timing and Approvals	• Closing anticipated in early calendar year 2027 • Subject to the approval of Skyworks and Qorvo shareholders • Subject to the satisfaction of customary closing conditions, including required regulatory approvals • Starboard Value LP, an ~8%[4] shareholder of Qorvo, has signed a voting agreement in support of the transaction

Note: [1] On a fully-diluted basis. [2] Figures reflect LTM as of June 30, 2025. [3] Based on Pro Forma LTM Non-GAAP EBITDA at closing excluding synergies. [4] As of October 24, 2025.

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SKYWORKS Qorvo
Two Proven Teams | One Stronger Future

United in Purpose Built for What’s Next

Two Proven Teams | One Stronger Future Important Information About the Proposed Transaction and Where to Find It In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S - 4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers. INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS . The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https : //w ww . skyw o rksinc . com/investors or upon written request to Skyworks at investor . relations@skyworksinc . com . The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https : //ir . qorvo . com/ or upon written request to Qorvo at investor - relations@qorvo . com . These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www . sec . gov . Participants in the Solicitation Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC . Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC. Information about Skyworks’ directors and executive officers and their ownership of Skyworks’ common stock is set forth in Skyworks’ proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’ securities have changed since the amounts printed in Skyworks’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available . Free copies of these documents may be obtained as described above . No Offer or Solicitation This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Two Proven Teams | One Stronger Future Cautionary Statement Regarding Forward - Looking Statements This document contains “forward - looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward - looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward - looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward - looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward - looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward - looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward - looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance , indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long - term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economi c a nd market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward - looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward - looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Non - GAAP Financial Measures This communication also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These non - GAAP financial measures include, but are not limited to, adjusted EBITDA and adjusted EBITDA margin, non - GAAP gross profit and gross margin, non - GAAP operating income and operating marg in, non - GAAP net income, non - GAAP diluted earnings per share, and non - GAAP free cash flow and free cash flow margin. Adjusted EBITDA is calculated by adding to non - GAAP operating income, depreciation and amortization. Non - GAAP gross profit is calculated by excluding from GAAP gross profit, share - based compensation expense, amortization of acquisition - related intangibles, settlements, gains, losses, and impairments, and restructuring and other charges. Non - GAAP oper ating income is calculated by excluding from GAAP operating income, share - based compensation expense, acquisition - related expenses, amortization of acquisition - related intangibles, settlements, gains, losses, and impairments, and restructuring - related charges. Non - GAAP net in come and diluted earnings per share is calculated by excluding from GAAP net income and diluted earnings per share, share - based compensation expense, acquisition - relat ed expenses, amortization of acquisition - related intangibles, settlements, gains, losses, and impairments, restructuring - related charges, and certain tax items. Non - GAAP free cash flow is calculated by deducting capital expenditures from GAAP net cash provided by operating activities. Any non - GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non - GAAP financial measures should not be considered in isolation or as an alternative to financial statements prepared in accordance with GAAP and are subject to significant inherent limitations. The non - GAAP measures presented herein may not be comparable to similar non - GAAP measures presented by other companies. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non - GAAP financial measures.